RiverSource Strategy Series, Inc.

50606 Ameriprise Financial Center

Minneapolis, MN 55474

November 10, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	RiverSource Strategy Series, Inc. (the “Registrant”)

Registration Nos. 2-89288; 811-3956

Ladies and Gentlemen:

On behalf of the Registrant, a registered investment company under the Investment Company Act of 1940, we are transmitting herewith for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 the preliminary notice of special meeting and proxy statement in connection with a special meeting of shareholders of the Columbia Equity Value Fund (the “Fund”). The special meeting is scheduled to be held on February 15, 2011.

Proxies are being solicited for the Fund to consider and vote on: (i) the election of nominees to the Registrant’s board of directors; (ii) a proposed amendment to the Articles of Incorporation; (iii) a proposed Agreement and Plan of Redomiciling; and (iv) a proposed Investment Management Services Agreement between the Registrant, on behalf of the Fund, and Columbia Management Investment Advisers, LLC.

Columbia Funds Series Trust, an affiliated registered investment company, filed on November 2, 2010 a preliminary notice of special meeting, proxy statement and form of proxy card pursuant to Rule 14a-6(a) with proposals similar to this filing and received comments from Ms. Laura Hatch of the staff of the Securities and Exchange Commission earlier this afternoon. Given the timing of this filing, we have not had an opportunity to reflect those comments in this filing.

If you have any questions or comments, please contact me at (612) 671-4321.

Very truly yours,

/s/ Christopher O. Peterson
Christopher O. Peterson
Assistant Secratary